SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

REMOTE VOTING BALLOT AGESP PNA1 – CENTRAIS ELET BRAS S.A. – ELETROBRAS to be held on 04/01/2026

Shareholder’s Name
Shareholder’s CNPJ or CPF
Email

Filling Instructions

Should a shareholder of Centrais Elétricas Brasileiras S.A. – ELETROBRAS ("Company" or "AXIA Energia") choose to exercise its right to vote remotely at the Special Meeting of Class "A1" Preferred Shareholders ("AGESP PNA1"), to be held on April 1, 2026, at 2:00 p.m., this remote voting ballot ("BVD") shall be fully completed, signed and submitted, as of this date, to: (i) Itaú Corretora de Valores S.A., bookkeeping agent of the shares issued by the Company ("Bookkeeping Agent"); (ii) the custodian agent responsible for the custody of the shares issued by the Company held by the shareholder, if such shareholder holds shares in custody and provided that such agent offers this service ("Custody Agent"); (iii) the central depositary in which the shares are deposited, if its shares are deposited with B3 ("Central Depositary"); or (iv) the Company, directly.

In order for the BVD to be considered valid: (i) the shareholder must indicate above his name (or corporate name) and its CPF or CNPJ number, as applicable, and, in the appropriate field below, the e-mail address for any inquiries; and (ii) the last page must be signed by the shareholder or its legal representative(s), as applicable and under the terms of the legislation in force. The Management Proposal for the AGESP PNA1 contains detailed instructions regarding the representation of shareholders. If the shareholder is considered a legal entity under Brazilian law, the signature must be made by its legal representatives or attorneys-in-fact duly empowered to do so.

The BVD sent directly to AXIA Energia must be accompanied by the documentation proving the status of shareholder or legal representative of the signing shareholder, observing, therefore, the requirements and formalities indicated in the Management Proposal. BVDs received up to 4 (four) days prior to the date of the AGESP PNA1, that is, until March 28, 2026 (inclusive), will be admitted. BVDs received after such deadline will be deemed invalid and will not be processed or considered by the Company for purposes of the resolutions at the AGESP PNA1. If necessary, the shareholder may correct or resubmit the BVD and the supporting documents, provided that the Company receives them by the final established deadline. If the shareholder decides to attend the AGESP PNA1 and dully accredited to do so, in person or by proxy, and expressly states the intention to vote in person, the voting instructions submitted through the BVD will be disregarded by the AGESP PNA1’s board.

REMOTE VOTING BALLOT AGESP PNA1 – CENTRAIS ELET BRAS S.A. – ELETROBRAS to be held on 04/01/2026

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or submit voting instruction to the bookkeeping agent or the custodian

The BVD may be submitted alternatively to: (i) the Bookkeeping Agent; (ii) the Custody Agent, provided that they offers such service; (iii) the Central Depositary; or (iv) the Company, directly.

Shareholders whose shares are registered in the book-entry system may cast their remote vote through the Bookkeeping Agent. In this case, the BVD must be submitted through the Itaú Assembleia Digital website. To do so, it will be necessary to register and have a digital certificate. Information on the registration and step-by-step instructions for issuing the digital certificate are available at https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital.

The Custody Agent may, but is not obligated to, receive the BVDs from the Company's shareholders. Shareholders are advised to verify with their respective Custody Agent whether it will provide such service, as well as its costs and procedures.

If the shareholder wishes to express their vote directly to the Central Depositary, it must submit its BVD through the electronic system made available by B3, in the "Investor Area" (available at https://www.investidor.b3.com.br/login), in the "Services" section, under the "Open Meetings" option. The Central Depositary may define operational rules and procedures for the organization and functioning of activities related to the collection and transmission of instructions for filling out the BVD, which must be observed by the shareholders.

AXIA Energia’s shareholders may also, at their sole discretion, complete the BVD through the https://atlasagm.com/ website or through the "Atlas AGM" application available on the Apple Store and Google Play Store ("Application"), in accordance with the Management Proposal. BVDs submitted to the Company by means other than the https://atlasagm.com/ website or the Application, will be refused and returned by the Company.

Postal and e-mail address for sending the remote voting ballot, if the shareholder wishes to deliver the document directly to the company / Instructions on the electronic system for participation in meetings, if such form of participation is allowed.

The AGESP PNA1 will be exclusively digital, to be held through the digital platform of "Atlas AGM" ("Digital Platform"). Shareholders, their representatives or attorneys-in-fact, as applicable, who duly register by 11:59 p.m. on March 30, 2026, and access the Digital Platform by the time of the opening of the meeting, may participate in the AGESP PNA1. Detailed information on the rules and procedures for participation via Digital Platform or through submission of the BVD is contained in the Management Proposal for the AGESP PNA1, available on the Company’s website (https://ri.axia.com.br/), the Brazilian Securities and Exchange Commission’s website (https://sistemas.cvm.gov.br/) and B3 S.A. – Brasil, Bolsa, Balcão website (https://www.b3.com.br/pt_br/).

REMOTE VOTING BALLOT AGESP PNA1 – CENTRAIS ELET BRAS S.A. – ELETROBRAS to be held on 04/01/2026

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and e-mail address, telephone number and contact person

Avenida Brigadeiro Faria Lima, No. 3.500, 3rd floor - São Paulo

Shareholder service:

3003-9285 (capital cities and metropolitan regions)

0800 7209285 (other locations)

Service hours are on business days from 9:00 a.m. to 6:00 p.m.

Email: atendimentoescrituracao@itau-unibanco.com.br

Resolutions / Issues related to the AGESP PNA1

[Eligible tickers in this resolution: AXIA5]

1.     Pursuant to and for the purposes of Article 136, paragraph 1, of the Brazilian Corporation Law, the approval of the conversion of all class "A1" preferred shares issued by the Company ("PNA1" and "PNA1 Conversion", respectively), at a ratio of 1.1 common shares ("ON") for each 1 PNA1 share.

[ ] Approve	[ ] Reject	[ ] Abstain

City:_____________________________________________________________________________

Date:____________________________________________________________________________

Signature:________________________________________________________________________

Shareholder’s Name:________________________________________________________________

Phone:___________________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.